UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORANGEKLOUD TECHNOLOGY INC.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G6781F101

(CUSIP Number)

Goh Kian Hwa

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

Lung Lay Hua

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Goh Kian Hwa, Lung Lay Hua, with respect to the Class B Ordinary Shares (the “Class B Ordinary Shares”), par value of $0.001 per share (“Ordinary Shares”), of Orangekloud Technology Inc., a Cayman Islands company (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6781F101

1.	Names of Reporting Persons. Goh Kian Hwa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singaporean

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,485,494 Class B Ordinary Shares(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,485,494 Class B Ordinary Shares (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,494 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Goh Kian Hwa, Chief Executive Officer, Chairman of the Board of Directors directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant.

(2)	Percentage is calculated based on 22,750,000 Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of August 6, 2024, calculated by adding (i) the 20,000,000 Ordinary Shares, consisting of 5,029,012 Class A Ordinary Shares and 14,970,988 Class B Ordinary Shares outstanding as of July 1, 2024, as reported by the Company in its Amendment No. 9 to Registration Statement on Form F-1, filed on July 1, 2024, (ii) the 2,750,000 Class A Ordinary Shares the Company sold in its initial public offering (“IPO”) as disclosed in the Company’s Current Report on Form 6-K filed on July 30, 2024, (iii) the 409,000 Class A Ordinary Shares the Company sold to Maxim Group LLC (“Maxim”) as part of an over-allotment option granted to Maxim pursuant to the underwriting agreement in connection with the Company’s IPO, as disclosed in the Company’s Current Report on Form 6-K filed on August 6, 2024.

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1.	Names of Reporting Persons. Lung Lay Hua
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singaporean

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,485,494 Class B Ordinary Shares(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,485,494 Class B Ordinary Shares (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,494 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Ms. Lung Lay Hua, Director, directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant.

(2)	Percentage is calculated based on 22,750,000 Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of August 6, 2024, calculated by adding (i) the 20,000,000 Ordinary Shares, consisting of 5,029,012 Class A Ordinary Shares and 14,970,988 Class B Ordinary Shares outstanding as of July 1, 2024, as reported by the Company in its Amendment No. 9 to Registration Statement on Form F-1, filed on July 1, 2024, (ii) the 2,750,000 Class A Ordinary Shares the Company sold in its initial public offering (“IPO”) as disclosed in the Company’s Current Report on Form 6-K filed on July 30, 2024, (iii) the 409,000 Class A Ordinary Shares the Company sold to Maxim Group LLC (“Maxim”) as part of an over-allotment option granted to Maxim pursuant to the underwriting agreement in connection with the Company’s IPO, as disclosed in the Company’s Current Report on Form 6-K filed on August 6, 2024.

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Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of Orangekloud Technology Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1 Yishun Industrial Street 1, #04-27/28&34 Aposh Building Bizhub, Singapore, 768160. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ORKT.”

Item 2. Identity and Background.

Goh Kian Hua and Lung Lay Hua, are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Goh Kian Hwa, Chief Executive Officer, Chairman of the Board of Directors of the Registrant, 1 Yishun Industrial Street 1, #04-27/28&34 Aposh Building Bizhub, Singapore, 768160, directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant.

Ms. Lung Lay Hua, Director of the Registrant, 1 Yishun Industrial Street 1, #04-27/28&34 Aposh Building Bizhub, Singapore, 768160, directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Goh Kian Hwa, Chief Executive Officer, Chairman of the Board of Directors of the Registrant, directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant . Ms. Lung Lay Hua, Director of the Registrant , directly holds 7,485,494 Class B Ordinary Shares of the Registrant, representing 32.32% of the total ordinary shares of the registrant and 47.41% aggregate voting power of the Registrant.

On October 4, 2023, the Registrant consummated a reorganization (the “Reorganization”), pursuant to which the Registrant now holds 100% of the shares in Enterprise Software Investment Inc., and Enterprise Software Investment Inc. now holds 100% of the shares in MSC Consulting. The purpose of the Reorganization was to effect the Group’s internal restructuring for its IPO, following which the shareholders of MSC Consulting became shareholders of the Company.

As part of the Reorganization process, on September 8, 2023, Goh Kian Hwa and Lung Lay Hua subscribed for shares in Enterprise Software Investment Inc., the consideration of which is the transfer of their total shareholding in MSC Consulting to Enterprise Software Investment Inc.. Following the subscription, Enterprise Software Investment Inc. held 100% shareholding of MSC Consulting. On October 4, 2023, the shareholders of Enterprise Software Investment Inc., including Goh Kian Hwa and Lung Lay Hua, subscribed for shares in the Company, the consideration of which is the transfer of their total shareholding in Enterprise Software Investment Inc. to the Company. In particular, following the consummation of the Reorganization, Goh Kian Hwa and Lung Lay Hua, who prior to the Reorganization held 48.43% and 48.95% respectively, of the shares and voting powers of MSC Consulting, now each holds 7,485,494 Class B Ordinary Shares, respectively, representing 32.32%  of the total Ordinary Shares, or 47.41 % of the voting power of the Company, respectively.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

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Item 5. Interest in Securities of the Issuer.

(a) - (b)	The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Registrant’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Registrant’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the initial public offering of the Issuer, on July 24, 2024, the Reporting Persons respectively entered into lock-up agreements, (together, the “Lock-up Agreements”), pursuant to which the Reporting Persons each agreed that, with respect to their respective shareholding of the Company, in aggregate 14,970,988 Class B Ordinary Shares, not to transfer any of such shares for a period of six months after the date of the final prospectus of the IPO.

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the Form of Lock-up Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement Dated August 8, 2024
2	Form of Lock-up Agreement dated July 24, 2024

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2024
Orangekloud Technology Inc.

	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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